April 22, 2008

Securities and Exchange Commission

5670 Wilshire Blvd, 11th Floor

Los Angeles, CA 90036

Re: Aero Performance Products, Inc. (f/k/a Franchise Capital Corporation)

Please accept the following responses to your comment letter dated April 17, 2008.

1.

Registrant will use commission file number 000-50127 for future filings.

2.

Regarding the Commission’s request for information relating to the share exchange ratio disclosed in Note 1 of Registrant’s Form 10-QSB for the quarter ended December 31, 2007, Registrant notes that the exchange ratio of 84:1 is correct.  The exchange ratio was calculated by using the total number of FCCN shares issued in exchange for stock of AERO (560,953,170 shares) divided by the number of AERO shares received (6,745,456).  Registrant further notes that the difference between the FCCN shares issued in the exchange and the total FCCN shares issued in the transaction (1,114,285,700) relates to shares issued to retire AERO debt at the time of the exchange.  Note 1 in the Form 10-QSB correctly states that the 1,114,285,700 shares were issued to acquire 6,745,456 shares of AERO common stock and retire debt.  Registrant notes the possible confusion and will revise future filings to identify the shares issued for debt versus the shares issued in the exchange.

3.

Registrant notes that debt payable of $475,846 on the balance sheet as of December 31, 2007 related to an amount owed a former AERO shareholder in a stock buy-back agreement executed prior to the share exchange with FCCN.  Under the terms of the buyback, AERO agreed to repurchase the shares in exchange for the original purchase price of $475,846.  This transaction does not affect the capital structure of FCCN.  Registrant will include discussion of the nature of the obligation in future filings.

4.

In regards to the Commission’s comment #4, Registrant directs the Commission to Note 4 in the Registrant’s Form 10-QSB for the quarter ended December 31, 2007 in which a note payable in the amount of $194,063 is discussed.  The settlement amount discussed in Note 6 of $202,197 included accrued interest of $8,134, which was accrued and included in the $314,928 of accrued expenses in the accompanying balance sheet.

In addition, the Company wishes to acknowledge that i) the Company is responsible for the adequacy and accuracy of the disclosures in the filing, ii) staff comments, or changes to disclosures in response to staff comments in filings disclosed to the Staff, do not foreclose the Commission from taking any action with respect to the filing, iii) and the Company may not assert the Staff comments as a defense in any proceeding initiated by the Commission or by any person under the Federal Securities Laws.

Respectfully submitted,

/s/ Bryan Hunsaker

Bryan Hunsaker

Chief Executive Officer